Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Nos. 333-38867, 333-53557 and 333-104622 on Form S-8 of our reports dated February 21, 2005 (May 19, 2005 as to the classification of Generation21 Learning Systems, LLC as discontinued operations described in Notes 2 and 17), relating to the consolidated financial statements and consolidated financial statement schedule of Renaissance Learning, Inc. for the year ended December 31, 2004, appearing in this Current Report on Form 8-K of Renaissance Learning, Inc. dated May 19, 2005 and our report dated February 21, 2005 relating to management’s report on the effectiveness of internal control over financial reporting, appearing in the Form 10-K of Renaissance Learning, Inc. for the year ended December 31, 2004.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
May 19, 2005